Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	For the Year Ended December 31,									For the Six Months Ended Ended June 30,
	1999		2000		2001		2002	2003		2003		2004
Ratio of Earnings to Fixed Charges:
Interest expense	$993		$2,092		$2,319		$10,322	$14,849		$7,056		$8,070
Capitalized interest	—		—		—		—	—		—		—
Amortization of premiums, discounts and capitalized expenses related to indebtedness	195		310		185		1,031	2,375		918		956
Estimated interest portion of rental expense	7,115		7,286		6,961		7,378	9,518		4,759		4,826

Fixed charges	$8,303		$9,688		$9,465		$18,731	$26,742		$12,733		$13,852

Income (loss) before income taxes	$2,869		$70,496		$38,871		$(18,617)	$1,129		$9,591		$7,351
Fixed charges	8,303		9,688		9,465		18,731	26,742		12,733		13,852
Less: interest charges capitalized	0		0		0		0	0		0		0
Amortization of capitalized interest	0		0		0		0	0		0		0

Earnings (loss)	$11,172		$80,184		$48,336		$114	$27,871		$22,324		$21,203

Ratio of earnings to fixed charges	1.35	x	8.28	x	5.11	x	*	1.04	x	1.75	x	1.53	x

*	Earnings are inadequate to cover fixed charges in these periods. Earnings were insufficient to cover fixed charges by $18,617 for the year ended December 31, 2002.